SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

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Ecopetrol Approves 2011 Investment Plan

-- Group's production will reach 750 thousand barrels of oil equivalent per day on average in 2011.

-- Ecopetrol S.A.'s production to reach 697 thousand barrels of oil equivalent per day on average in 2011.

-- 60% of investments will be earmarked for exploration and production.

-- 95% of investments will be made in Colombia.

-- Financing plan totals US$6.060 billion

-- 2011 budget is based on WTI Price of US$65 per barrel.

BOGOTA, Colombia, Nov. 16, 2010 -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) ("Ecopetrol" or the "Company") announced today that its Board of Directors has approved an investment plan for 2011 of US$6.738 billion. Also, the Board assigned the Company a contingent budget of US$1.807 billion for projects still in the development stage, which, once necessary requirements are met, will be presented to the Board for approval during the course of the year. Taking into account this contingent budget, Ecopetrol's investments in 2011 could reach US$8.545 billion. Additionally, of the possible US$8.545 billion investment plan for 2011, US$1.512 billion is destined to intercompany contributions and loans to the Company's subsidiaries and affiliates, and does not include funds for possible acquisitions.

95% of investments will be made in Colombia and the remaining 5% is destined to exploration and production projects along the U.S. Gulf coast, Brazil and Peru, where Ecopetrol maintains operations.

The table below sets forth a  break-down of the 2011 investment plan by business area:

Ecopetrol S.A. 2011 Investment Plan (*)
In Millions of dollars
Business area	Amount approved	Contingent	Total
Exploration	911	382	1,293
Production	3,360	488	3,848
Refining and Petrochemicals	1,049	234	1,283
Transport	1,026	703	1,729
Other investments	392	0	392
Total	6,738	1,807	8,545
(*) Figures include intercompany contributions and loans to the Company's subsidiaries and affiliates.

As in prior years, the majority of investments in 2011 will be destined to exploration and production (60%).

"The 2011 investment plan is key for Ecopetrol in its strategy of meeting the goals we have set for ourselves for the years 2015 and 2020. In 2011, important initiatives and projects will be undertaken that will make it possible for us to fulfill our value promise to our shareholders. This year will be crucial for many strategic investments. So far we have taken important steps to realize that value promise announced three years ago by means of growing production and crude and gas reserves, as well as driving infrastructure projects in refining, natural gas, and hydrocarbon and biofuel transport that will help us improve delivery to customers and all Colombians. 2011 will be a year for demonstrating that we are on the right path toward making our vision as a business group a reality," said Ecopetrol's president, Javier Gutierrez Pemberthy.

The following are some of the main projects that Ecopetrol will develop in 2011 in its principal areas of business.

Exploration

With an investment of US$1.293 billion in 2011, Ecopetrol S.A. plans to proceed with the drilling of 40 exploratory wells, of which 28 will be located in Colombia, primarily in Llanos Orientales. The 12 wells drilled abroad will be along the U.S. Gulf coast, Brazil and Peru. The drilling goal typifies the strategy of focusing on prospects with major potential and value for the Company.

The Company will continue the activities in all of its blocks in Colombia, including the 10 blocks recently granted by the National Hydrocarbon Agency. The Company also plans to explore the development of non-conventional resources (such as shale gas).

Production

Ecopetrol will use US$3.848 million for continued crude and gas production, with an average target of 697 thousand barrels a day of oil equivalent (kbpde) in 2011. This production goal for Ecopetrol S.A. (unconsolidated) represents a 24% increase over that of 2010. Group's average production will reach 750 thousand barrels of petroleum equivalent per day.

Most of the investment will be earmarked for projects in the Llanos Orientales, especially heavy crude development at fields such as the Castilla, Chichimene and Rubiales fields. A representative percentage will also be destined for the development of the Valle Medio del Magdalena fields, including La Cira-Infantes and Casabe fields.

Refining and petrochemicals

The estimated total investment in this business segment is US$1.283 billion, most of which will go into the industrial services project, the plan to improve operations and modernization of the Barrancabermeja refinery, as well as help fund further expansion and modernization at the Cartagena refinery.

Transport

The estimated total investment in this business segment is US$1.729 billion and will be targeted at augmenting crude evacuation capacity by 450,000 barrels a day (bpd) in 2011 and diluting naphtha from 45,000 bpd to 90,000 bpd. These projects will enable the Company to increase production of heavy crude. In addition, investments will be made in port infrastructure in order to increase the movement of ships with up to two million barrel capacity (VLCC-Very Large Crude Carrier) through the Covenas port.

Additionally, the total transport investment includes contributions to the Company's subsidiaries, Oleoducto Bicentenario and Oleoducto de los Llanos.

Other investments

Ecopetrol will allot US$392 million for other investments, primarily energy diversification projects, such as the Llanos-based Bioenergy plant that produces ethanol from sugar cane, research conducted at the Instituto Colombiano del Petroleo (Colombian Petroleum Institute), and information technology. Initiatives will also be advanced in the areas of human resources, shared services center, quality management and social responsibility.

Acquisitions

As stated above, the amount approved for 2011 does not include funds for possible acquisitions, which will be examined and approved by the Company's senior management and Board of Directors on an individual basis.

Business Group Investments

In addition to Ecopetrol's unconsolidated investment plan, the other companies comprising the Business Group will invest US$4.239 billion in 2011, of which Ecopetrol will contribute or loan, as the case may be, the aforementioned US$1,512 million through a finance facility. The remaining resources will be provided through the cash generation of the individual companies, commercial financing and third party or partner contributions, as in the case of Savia (50%),  (45%), Bionergy (15%) and ODL (35%).

The following table sets forth the business group investments by company:

Ecopetrol Business Group Company Investments for 2011 (excluding Ecopetrol S.A.) In Millions of Dollars
Exploration and Production		Downstream
Company	2011 Investment	Company	2011 Investment
Ecopetrol America	322	Reficar	1,985
Savia	320	Oleoducto Bicentenario	1,030
Hocol	266	Bioenergy	105
Ecopetrol Brasil	104	ODL	88
Ecopetrol Peru	19
Subtotal (Exploration and Production)	1,031	Subtotal (Downstream)	3,207

	Total	4,239

The following table summarizes the contributions and loans from Ecopetrol to other business group companies:

2011 Intercompany Contributions and Loans to Other Business Group Companies In Millions of Dollars
Exploration and Production		Downstream
Subsidiary	Loan/contribution	Subsidiary	Loan/contribution
Ecopetrol America	282	Reficar S.A.	694
Ecopetrol Brasil	91	Bicentenario pipeline	353
Ecopetrol Peru	17	ODL	57
		Bioenergy	18
Subtotal (Exploration and Production)	390	Subtotal (Downstream)	1,122

	Total	1,512

On a consolidated basis, the Ecopetrol Business Group will invest US$10.618 billion in 2011. 66% of the investment is for Ecopetrol and the remaining 34% will be invested through subsidiaries and affiliates.

Sources of funds

The Ecopetrol S.A. 2011 investment plan would require a financing of US$6.060 million at the Ecopetrol level (unconsolidated), which could be obtained from different sources:  capitalization and issuing of shares of up to 9.9%, a resource that remains available through Law 1118 of 2006; the sale of bonds in both the local and international capital markets; credit facilities with commercial banks; export development credits; and sale of shares in non-strategic assets.

In addition, the investment plan of the Company's subsidiaries and affiliates would require an estimated financing of US$1.458 billion.

The schedule for carrying out the 2011 investment plan will depend on the Company's cash generating activities, capital market conditions, execution of the investment budget in the various business areas, and possible acquisitions.

Bogotá, Colombia – Nov 16, 2010

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   November 16, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer